SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 23, 2022, an annual general meeting (the “Meeting”) of shareholders of Caesarstone Ltd. (the “Company”) was held at the Company’s offices located at Kibbutz Sdot- Yam, MP Menashe 3780400, Israel.

Prior the Meeting, the Company removed Item 2 from the Meeting’s agenda in order to further discuss and evaluate the matter after receiving input from shareholders. As set forth in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 24, 2022, the removed Item 2 proposed to approve an equity award grant to Mr. Yuval Dagim, the Company’s Chief Executive Officer.

At the Meeting, the Company’s shareholders voted on all other proposals described in the Company’s proxy statement that was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 24, 2022. Except for Item No.2, all other matters (Items 1, 3 and 4) were voted upon and were approved by the Company’s shareholders by the requisite majority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: November 23, 2022	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary